SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

Early Results of Cash Tender Offers of 2019 Notes and 2020 Notes by CSN Resources S.A.

São Paulo, April 26, 2019 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced today the early results of the previously announced cash tender offers by its subsidiary, CSN Resources S.A. (“CSN Resources”), for:

(1)        any and all of the outstanding 6.875% Senior Unsecured Guaranteed Notes due 2019 (the “2019 Notes”) (144A CUSIP / ISIN Nos. 12642KAA2 / US12642KAA25 and Reg S CUSIP / ISIN Nos. G2583XAA9 / USG2583XAA93) issued by CSN Islands XI Corp., a finance subsidiary of CSN (the “2019 Notes Tender Offer”); and

(2)        6.50% Senior Unsecured Guaranteed Notes due 2020 (the “2020 Notes” and, together with the 2019 Notes, the “Notes”) (144A CUSIP / ISIN Nos. 12644VAA6 / US12644VAA61 and Reg S CUSIP / ISIN Nos. L21779AA8 / USL21779AA88) issued by CSN Resources in an aggregate principal amount such that the aggregate principal amount of 2020 Notes accepted for purchase does not exceed (A) U.S.$1 billion less (B) the aggregate principal amount of 2019 Notes validly tendered and accepted for purchase pursuant to the 2019 Notes Tender Offer (the “2020 Notes Maximum Tender Amount”) (the “2020 Notes Tender Offer” and, together with the 2019 Notes Tender Offer, the “Tender Offers”).

The Tender Offers are being made on the terms and are subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, each dated April 5, 2019, as amended on April 9, 2019.

The 2019 Notes Tender Offer will expire at 11:59 p.m., New York City time, on May 3, 2019, unless extended by CSN Resources (such time and date, as it may be extended, the “2019 Notes Expiration Date”). As of 5:00 p.m., New York City time, on April 25, 2019 (the “2019 Notes Early Tender Date”), according to D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offers, tenders were received (and not validly withdrawn) from holders of 2019 Notes representing approximately U.S.$404.4 million in aggregate principal amount of 2019 Notes. Subject to the terms and conditions of the 2019 Notes Tender Offer, holders who validly tendered their 2019 Notes at or prior to the 2019 Notes Early Tender Date are eligible to receive U.S.$1,016 for each U.S.$1,000 principal amount of 2019 Notes validly tendered (and not validly withdrawn), which includes an early tender payment equal to U.S.$30, plus accrued interest. Holders of 2019 Notes who validly tender 2019 Notes after the 2019 Notes Early Tender Date but at or prior to the 2019 Notes Expiration Date and whose 2019 Notes are accepted for purchase will be entitled to receive, for each U.S.$1,000 principal amount of 2019 Notes accepted for purchase, U.S.$986, plus accrued interest.

Pursuant to the terms of the 2019 Notes Tender Offer, CSN Resources has elected to accept for purchase all 2019 Notes validly tendered at or prior to the 2019 Notes Early Tender Date and will pay for such early tendered 2019 Notes on April 29, 2019 (the “2019 Notes Initial Settlement Date”).

The 2020 Notes Tender Offer will expire at 11:59 p.m., New York City time, on May 3, 2019, unless extended by CSN Resources (such time and date, as it may be extended, the “2020 Notes Expiration Date”). As of 5:00 p.m., New York City time, on April 25, 2019 (the “2020 Notes Early Tender Date”), according to the Tender Agent and Information Agent, tenders were received (and not validly withdrawn) from holders of 2020 Notes representing approximately U.S.$671.6 million in aggregate principal amount of 2020 Notes. Subject to the terms and conditions of the 2020 Notes Tender Offer, including the 2020 Notes Maximum Tender Amount, holders who validly tendered their 2020 Notes at or prior to the 2020 Notes Early Tender Date and whose 2020 Notes are accepted for purchase are eligible to receive U.S.$1,020 for each U.S.$1,000 principal amount of 2020 Notes validly tendered (and not validly withdrawn), which includes an early tender payment equal to U.S.$30, plus accrued interest. Holders of 2020 Notes who validly tender 2020 Notes after the 2020 Notes Early Tender Date but at or prior to the 2020 Notes Expiration Date and whose 2020 Notes are accepted for purchase will be entitled to receive, for each U.S.$1,000 principal amount of 2020 Notes accepted for purchase, U.S.$990.

Subject to the 2020 Notes Maximum Tender Amount, CSN Resources intends to accept for purchase on a date that is expected to be within three business days following the 2020 Notes Expiration Date or as promptly as practicable thereafter all 2020 Notes validly tendered at or prior to the 2020 Notes Expiration Date (and not validly withdrawn prior to the 2020 Notes Early Tender Date). In such case, holders of 2020 Notes who validly tender their 2020 Notes at or prior to the 2020 Notes Expiration Date may be subject to proration (as described in the Offer to Purchase) if the aggregate principal amount of 2020 Notes validly tendered as of the 2020 Notes Expiration Date (and not validly withdrawn prior to the 2020 Notes Early Tender Date) exceeds the 2020 Notes Maximum Tender Amount. There is no “early settlement date” with respect to the 2020 Notes regardless of whether such 2020 Notes were tendered at or prior to the 2020 Notes Early Tender Date.

Withdrawal rights with respect to each of the Tender Offers expired at 5:00 p.m., New York City time, on April 25, 2019. Accordingly, Notes tendered (in the past or the future) in the Tender Offers may no longer be withdrawn, except as required by applicable law (as determined by CSN Resources).

CSN Resources reserves the absolute right to amend or terminate either or both Tender Offers in its sole discretion, subject to disclosure and other requirements as required by applicable law. In the event of termination of a Tender Offer, any applicable Notes tendered and not accepted for purchase pursuant to the applicable Tender Offer will be promptly returned to the tendering holders. CSN Resources is making the Tender Offers only in those jurisdictions where it is legal to do so.

CSN Resources has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, BB Securities Limited, Banco Bradesco BBI S.A., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Natixis Securities Americas LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect), BB Securities Limited at +44 (207) 367 5800, Banco Bradesco BBI S.A. at +55 (11) 3847-5219, J.P. Morgan Securities LLC at +1 (866) 846-2874 (U.S. toll free) or +1 (212) 834-7279 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. toll free) or +1 (212) 761-1057 (collect) and Natixis Securities Americas LLC at +1 (212) 698-3049 (collect).

Disclaimer

None of CSN, CSN Resources, CSN Islands XI Corp., the Dealer Managers, the Tender and Information Agent, the trustee for the 2019 Notes or the trustee for the 2020 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to each Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of CSN Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

São Paulo, April 26, 2019

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 26, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.